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                                                        Exhibit 4.9

[Enodis Corporation Letterhead]


April 9, 2001

Mr. Andrew F. Roake
264 Lukes Wood Road
New Canaan, CT  06840

Re:  Employment Agreement
     --------------------

Dear Andrew:

       Reference is made to Section 3(d) of that certain Employment Agreement, dated December 9, 1997 (as amended, the "Employment Agreement") between Enodis Corporation, formerly known as Welbilt Corporation (the "Company") and you. The Company and you have decided to amend Section 3(d) of the Employment Agreement by adding the following at the end of Section 3(d) thereof:

          "Notwithstanding the foregoing, if the termination of the Employment pursuant to this Section 3(d) occurs following a change of control of Enodis plc, the Company's parent, occurring on or prior to March 31, 2002, then, in such event, instead of the one year's continuation of Base Salary provided for in clause (i) of this Section 3(d), Employee shall be entitled to the continuation of the payment of the Base Salary, at the rate in effect as of the date of termination, for a period of two (2) years following the date of termination of the Employment. For purposes of this Sction 3(d), a change of control of Enodis plc means where any person (or persons acting in concert) obtains "control" (as defined in Section 840 of the Income and Corporation Taxes Act of 1988) of Enodis plc."

       Except for the foregoing amendment, the Employment Agreement shall otherwise remain in full force and effect. If the foregoing is in accordance with your understanding and agreement, kindly execute this agreement where indicated below.

                                        Sincerely,

                                        ENODIS CORPORATION

                                        By:   /s/ Patrick Clark


ACCEPTED AND AGREED TO
AS OF THE DATE FIRST WRITTEN
ABOVE:

/s/ Andrew Roake
ANDREW ROAKE